POOL
Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria [redacted] TEL: (306) 569-4411 FAX: (306) 569-4708

04030454

Exemption #: 82-5037

May 17, 2004

SUPPL

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a release dated May 17, 2004, regarding the Pool and Grain Services Union reaching a deal. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

dle 5/27

Saskatchewan Wheat Pool

For Immediate Release
Date May 17, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

SEC Exemption #: 82-5037

POOL, GRAIN SERVICES UNION REACH DEAL

Saskatchewan Wheat Pool and the Grain Services Union (GSU) have reached a three-year deal that provides the company's 540 rural employees in Saskatchewan with a contract through to January 31, 2006.

The contract provides wage increases ranging from 2 to 2.75 per cent the first year, 2.5 to 2.75 per cent the second year and 2.5 to 3 per cent in the third year. It also includes increases to health care benefits.

"The new contract is positive news for both the company and its country-based employees as we head into a busy spring and summer season," said David Reinboth, Vice-President of Human Resources at the Pool. "With improvements in place for both sides, including greater flexibility in staffing, it demonstrates the Pool's commitment to our employees and to managing costs responsibly."

"I'm pleased that our members ratified the deal we reached and that the Pool acknowledged the need to increase wages and benefits," GSU General Secretary Hugh Wagner said. "This new contract is a recognition of the contributions our members make to the success of the company."

A federal conciliator, appointed in February, helped the two sides reach agreement.

The Grain Services Union, formed in 1936, represents 1200 members in the grain handling and agri-marketing industry.

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances that allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

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For more information:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

Hugh Wagner
306-522-6686
General Secretary
Grain Services Union

POOL

Saskatchewan Wheat Pool

HEAD OFFICE: 2625 Victoria Avenue, Regina, Saskatchewan, Canada S4T 7T9 TEL: (306) 569-4411 FAX: (306) 569-4708

Exemption #: 82-5037

May 14, 2004

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a release dated May 14 2004, regarding the sale of the hog barn assets. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

for Colleen Vancha, Vice-President
Investor Relations and Communications

Copy to: Ray Dean, General Counsel and Corporate Secretary
Wayne Cheeseman, Chief Financial Officer

Attachment

POOL
Saskatchewan Wheat Pool

For Immediate Release
Date May 14, 2004
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

COURT APPROVES SALE OF HOG BARN ASSETS

The Saskatchewan Court of Queen's Bench has approved the sale of substantially all of the assets of Heartland Pork Management Services and seven related hog operations currently under the protection of the Companies' Creditors Arrangement Act (CCAA) to Sterling Pork Farm, a subsidiary of Stomp Pork Farm Ltd.

Heartland and the seven related operations sought temporary protection under the CCAA on April 13, 2004. Since that time, the court-appointed monitor has received expressions of interest from potential purchasers. The offer to purchase was filed with the Court on May 7.

Under the terms of the offer, rural-based employees working in the hog barns will be retained by Stomp. Stomp currently owns 7,500 sows and operates nine facilities located near Leroy, Saskatchewan.

The sale is scheduled to close on May 21. Earlier this week, the Court extended the stay of proceedings under the CCAA Initial Order to June 30. The businesses will continue to operate as usual while the sale is concluded.

Saskatchewan Wheat Pool, the majority shareholder in these operations, has been providing interim financing to the hog operations through the court protection process.

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Media Contact:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

Community Shareholder Contact:

Brian Trypka
306-569-4573
KPMG, Inc.